February 2008

Dear Shareholder:

We decided to reopen the Dodge & Cox Stock Fund and Dodge & Cox Balanced Fund to new investors effective February 4, 2008. These Funds were closed to new investors in 2004, but have remained open to additional investment from existing shareholders.

Our decision to close the two Funds in 2004 was based on “prospective caution,” as the pace of new money coming into Dodge & Cox on a daily basis accelerated throughout 2003. Closing these Funds was successful in slowing the pace of growth, though cash flows into the Funds generally remained positive through mid-2007 as existing shareholders added to their accounts.

Since mid-2007 the volatile investment environment has created what we believe to be many interesting long-term equity and fixed income opportunities. This environment, coupled with weak short-term relative returns, may have contributed to recent redemption activity. Our intent in reopening the Funds is to better balance subscription and redemption activity, so we can capitalize on attractive opportunities while maintaining current positions. We believe there is capacity to accommodate reasonable growth into the foreseeable future.

Our primary objective at Dodge & Cox is to serve our existing clients and shareholders well. We believe that this step, and those that we have taken in the past, supports that objective.

Thank you for the continued confidence you have placed in our firm as an investor in the Dodge & Cox Funds. We welcome your comments and questions.

Sincerely,

Dodge & Cox

For more information about the Dodge & Cox Funds, including risks, charges and expense, please call Dodge & Cox at 800-621-3979 for a prospectus. Please read the prospectus carefully before you invest or send money. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.